Mail Stop 4561

April 6, 2006

Dr. J. P. London
CACI International Inc
1100 North Glebe Road
Arlington, VA 22201

> **Re: CACI International Inc**
> **Form 10-K/A for Fiscal Year Ended June 30, 2005**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2005**
> **Form 8-K Filed on October 27, 2005**
> **File No. 000-29299**

Dear Dr. London:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended June 30, 2005

Financial Statements

Consolidated Statements of Operations, page 40

1.   Please explain to us how the expense classifications reported within your statements of operations comply with the guidance in Rule 5-03 of Regulation S-X. In addition, explain how you have complied with the requirements of Item 302(a) of Regulation S-K in reporting your quarterly financial data on page 75.

Form 10-Q For the Quarter Ended December 31, 2005

Item 4. Controls and Procedures

2.   Please tell us whether the Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Form 8-K dated October 26, 2005

3.   We note that you present several non-GAAP measures that exclude your stock option expense including "income from operations before stock option expense," "operating margin before stock option expense," "net income before stock option expense," "net profit margin before stock option expense," and "diluted earnings per share before stock option expense." However, it is unclear how you have complied with the guidance in Section G of SAB 107. Please explain to us how you have complied with this guidance that refers to Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Dr. J. P. London
CACI International Inc
April 6, 2006
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855, Mark Kronforst (Assistant Chief Accountant) at 202-551-3451 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief